Exhibit 99.2

SESA STERLITE LIMITED (formerly Sesa Goa Limited)

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa-403001

STATEMENT OF AUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2014

PART I					(Rs in Crore except as stated)

		Quarter ended				Year ended
S. No.	Particulars	31.03.2014 (Audited) (Refer note 11)		31.12.2013 (Unaudited)	31.03.2013 (Audited) (Refer note 11)	31.03.2014 (Audited)	31.03.2013 (Audited)
1	Income from Operations

	a) Net Sales/Income from Operations (Net of excise duty)	20,784.62		19,414.34	287.49	65,733.28	2,724.82

	b) Other Operating Income	109.79		108.65	4.62	419.13	24.12

	Total Income from operations (net)	20,894.41		19,522.99	292.11	66,152.41	2,748.94

2	Expenses

	a) Cost of materials consumed	7,172.19		7,179.60	116.21	23,134.53	221.52

	b) Purchases of stock-in-trade	143.94		79.15	(0.04)	736.17	96.19

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	519.31		(552.90)	(20.81)	(772.02)	(287.56)

	d) Employee benefits expense	649.94		796.93	59.89	2,702.32	249.52

	e) Depletion, depreciation and amortisation expense	1,993.24		2,004.13	98.41	6,882.32	197.46

	f) Power and fuel charges	1,776.88		1,852.97	149.64	7,315.88	546.82

	g) Exchange (gain) / loss - (net)	30.04		(81.84)	(18.30)	735.09	50.54

	h) Other expenses	3,867.92		3,676.98	47.90	12,675.88	1,406.46

	Total Expenses	16,153.46		14,955.02	432.90	53,410.17	2,480.95

3	Profit / (loss) from operations before other income, finance costs and exceptional items	4,740.95		4,567.97	(140.79)	12,742.24	267.99

4	Other Income	763.65		389.91	9.14	2,073.47	53.86

5	Profit / (loss) from ordinary activities before finance costs and exceptional items	5,504.60		4,957.88	(131.65)	14,815.71	321.85

6	Finance costs	1,536.72		1,529.81	173.07	5,094.41	474.65

7	Profit / (loss) from ordinary activities after finance costs but before exceptional items	3,967.88		3,428.07	(304.72)	9,721.30	(152.80)

8	Exceptional items	167.10		—	—	228.77	21.17

9	Profit / (loss) from ordinary activities before tax	3,800.78		3,428.07	(304.72)	9,492.53	(173.97)

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	327.83		(138.54)	(89.51)	(846.85)	(42.94)

11	Net profit / (loss) from ordinary activities after tax	3,472.95		3,566.61	(215.21)	10,339.38	(131.03)

12	Extraordinary items (net of tax expense)	—		—	—	—	—

13	Net profit / (loss) for the period	3,472.95		3,566.61	(215.21)	10,339.38	(131.03)

14	Share of profit / (loss) of associate	0.35		(0.29)	512.72	1,081.93	2,411.28

15	Minority interest	1,851.75		1,698.03	—	5,122.80	—

16	Net profit after taxes, minority interest and consolidated share in profit / (loss) of associate	1,621.55		1,868.29	297.51	6,298.51	2,280.25

17	Paid-up equity share capital (Face value of Re 1 each)	296.50		296.50	86.91	296.50	86.91

18	Reserves excluding Revaluation Reserves as per balance sheet					72,712.16	17,388.49

19	Earnings per share (Rs) (not annualised)*

	-Basic	5.47	*	6.30 *	3.43 *	21.46	26.24

	-Diluted	5.11	*	6.07 *	3.37 *	21.46	26.24

PART II - Select Information

		Quarter ended			Year ended
S. No.	Particulars	31.03.2014	31.12.2013	31.03.2013	31.03.2014	31.03.2013
A	PARTICULARS OF SHAREHOLDING

1	Public Shareholding (excluding shares against which ADRs are issued)

	- Number of Shares	1,086,220,062	1,078,901,870	389,987,804	1,086,220,062	389,987,804

	- Percentage of Shareholding	36.64%	36.39%	44.87%	36.64%	44.87%

2	Promoters & Promoter Group Shareholding (Excluding shares against which ADRs are issued) $

(a)	Pledged/Encumbered

	- Number of Shares	—	—	—	—	—

	- Percentage of shares	—	—	—	—	—

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	—	—	—	—	—

	(as a % of the total share capital of the Company)

(b)	Non-encumbered

	- Number of Shares	1,629,343,945	1,629,343,945	479,113,619	1,629,343,945	479,113,619

	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	54.96%	54.96%	55.13%	54.96%	55.13%

	(as a % of the total share capital of the Company)

$	The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on March 31, 2014.

The balance ADR of 5.05% represented by 149,817,772 equity shares are held by CITI Bank as custodian.

Allotment in respect of 330,384 equity shares to the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 31.03.2014
B	INVESTOR COMPLAINTS

	Pending at the beginning of the quarter	—

	Received during the quarter	2

	Disposed of during the quarter	2

	Remaining unresolved at the end of the quarter	—

(Rs in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	31.03.2014 (Audited) (Refer note 11)	31.12.2013 (Unaudited)	31.03.2013 (Audited) (Refer note 11)	31.03.2014 (Audited)	31.03.2013 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	3,183.89	3,055.88	—	11,778.26	—
	(ii) Silver - India	375.03	331.81	—	1,502.79	—
	(iii) Zinc - International	1,165.52	764.43	—	4,014.85	—

	Total	4,724.44	4,152.12	—	17,295.90	—
b)	Oil & Gas	5,048.98	4,999.87	—	11,903.73	—
c)	Iron Ore	9.65	7.82	14.32	30.89	1,879.84
d)	Copper	6,717.71	6,599.11	—	20,593.70	—
e)	Aluminium	3,021.99	2,594.33	—	10,778.79	—
f)	Power	792.05	831.05	—	3,795.09	—
g)	Others	727.79	472.26	389.15	2,306.01	1,343.81

	Total	21,042.61	19,656.56	403.47	66,704.11	3,223.65

Less:	Inter Segment Revenues	257.99	242.22	115.98	970.83	498.83

	Net Sales/Income from Operations	20,784.62	19,414.34	287.49	65,733.28	2,724.82

2	Segment Results
	(Profit / (loss) before tax & interest)
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,283.14	1,336.74	—	5,009.15	—
	(ii) Silver - India	255.02	293.39	—	1,131.81	—
	(iii) Zinc - International	251.15	(33.86)	—	330.28	—

	Total	1,789.31	1,596.27	—	6,471.24	—
b)	Oil & Gas	2,584.24	2,513.99	—	6,164.77	—
c)	Iron Ore	(140.23)	(97.80)	(118.76)	(456.04)	347.43
d)	Copper	270.57	285.45	—	764.95	—
e)	Aluminium	250.37	148.51	—	606.08	—
f)	Power	(94.40)	97.97	—	430.52	—
g)	Others	17.35	27.31	(20.82)	48.83	(68.01)

	Total	4,677.21	4,571.70	(139.58)	14,030.35	279.42

Less:	Finance costs	1,536.72	1,529.81	173.07	5,094.41	474.65
Add:	Other unallocable income net off expenses	827.39	386.18	7.93	785.36	42.43
Less:	Exceptional items	167.10	—	—	228.77	21.17

	Profit / (loss) before tax	3,800.78	3,428.07	(304.72)	9,492.53	(173.97)

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Zinc, Lead and Silver
	(i) Zinc - India	11,104.03	10,751.49	—	11,104.03	—
	(ii) Zinc - International	2,716.52	3,190.68	—	2,716.52	—

	Total	13,820.55	13,942.17	—	13,820.55	—
b)	Oil & Gas	48,269.46	47,598.39	—	48,269.46	—
c)	Iron Ore	4,861.93	4,914.53	4,499.21	4,861.93	4,499.21
d)	Copper	6,384.09	6,712.78	—	6,384.09	—
e)	Aluminium	39,552.34	39,905.67	—	39,552.34	—
f)	Power	16,478.24	16,143.32	—	16,478.24	—
g)	Others	1,812.29	1,832.18	1,124.22	1,812.29	1,124.22
h)	Unallocated	(24,372.79)	(28,042.64)	11,851.97	(24,372.79)	11,851.97

	Total	106,806.11	103,006.40	17,475.40	106,806.11	17,475.40

The main business segments are, (a) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (b) Oil & Gas which consists of exploration, development and production of oil and gas (c) Iron ore (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric Acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment which comprise of pig iron, metallurgical coke, port/berth, paper, etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

CONSOLIDATED STATEMENT OF ASSETS & LIABILITIES

(Rs in Crore)

Particulars	As at 31.03.2014 (Audited)	As at 31.03.2013 (Audited)
A EQUITY AND LIABILITIES

1 SHAREHOLDERS’ FUNDS
a) Share Capital	296.50	86.91
b) Reserves & Surplus	72,712.16	17,388.49

Sub total - Shareholders’ funds	73,008.66	17,475.40

2 Minority Interest	33,797.45	—

3 Non-current liabilities
(a) Long-term borrowings	54,965.77	1,179.16
(b) Deferred tax liabilities (Net)	2,760.39	25.27
(c) Other Long term liabilities	1,399.48	2.32
(d) Long-term provisions	4,202.84	3.66

Sub total - Non-current liabilities	63,328.48	1,210.41

4 Current liabilities
(a) Short-term borrowings	17,394.53	3,651.90
(b) Trade payables	4,134.59	321.21
(c) Other current liabilities	21,255.39	325.24
(d) Short-term provisions	1,224.47	52.86

Sub total - Current liabilities	44,008.98	4,351.21

TOTAL - EQUITY AND LIABILITIES	214,143.57	23,037.02

B ASSETS

1 Non-current assets
(a) Fixed assets	91,094.80	2,691.42
(b) Goodwill on consolidation	39,238.32	2,167.60
(c) Non-current investments	208.63	15,881.98
(d) Deferred tax assets (Net)	25.21	—
(e) Long-term loans and advances	13,940.43	492.02
(f) Other non-current assets	6,126.26	—

Sub total - Non-current assets	150,633.65	21,233.02

2 Current assets
(a) Current investments	37,700.95	176.87
(b) Inventories	9,033.79	960.95
(c) Trade receivables	4,653.74	142.39
(d) Cash and bank balances	7,684.06	36.12
(e) Short-term loans and advances	3,274.18	332.32
(f) Other current assets	1,163.20	155.35

Sub total - Current assets	63,509.92	1,804.00

TOTAL - ASSETS	214,143.57	23,037.02

Notes:-

1	The above results for the quarter and year ended March 31, 2014 have been reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on April 29, 2014.

2	The Board of Directors have declared a final dividend of 175% which is Rs 1.75 per equity share in its meeting held on April 29, 2014. The total dividend (including interim dividend) for the financial year 2013-14 is 325% which is Rs 3.25 per equity share.

3	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) has been sanctioned by the Honourable High Court of Madras vide its order dated July 25, 2013 and the High Court of Judicature of Bombay at Goa vide its order dated April 2, 2013. The Scheme became effective for Sterlite, Ekaterina and Malco on August 17, 2013; and for SEL and VAL the Scheme became effective on August 19, 2013. The Scheme has been given effect to in the quarter ended September 30, 2013.

Consequent to the effectiveness of the Scheme as above, the results for the quarter and year ended March 31, 2014; and the figures in respect of earnings per share, are not comparable with previous / comparable periods presented.

Subsequent to, the effectiveness of the Scheme, a Special Leave Petition challenging the order of the High Court of Judicature of Bombay at Goa has been filed by the income tax department, and a creditor and a shareholder have challenged the Scheme in the High Court of Madras. The said petitions are pending for admission/hearing.

4	Consequent to the Scheme being given effect to in the September 2013 quarter, a substantial amount of goodwill representing the underlying values of reserves of oil and gas and other operating open cast / underground mines of the Company, is recognised on consolidation. The Company has decided to amortise such goodwill based on Unit of Production method. Accordingly an amount of Rs 525 Crore and Rs 2,180 Crore for the quarter and year ended March 2014, respectively is recognised in the above results.

5	Exceptional items for the quarter and year ended March 31, 2014 include Rs 66.84 Crore provision recognised for unused assets at Niyamgiri mine and Rs 100.26 Crore payment made pursuant to amendment during the year under Land Revenue Code for regulating mining dumps at Goa. Exceptional items for the year ended March 31, 2014 also includes Rs 61.67 Crore incurred under voluntary retirement scheme at a subsidiary engaged in Zinc, lead and silver operations. The previous year amount of Rs 21.17 Crore refers to voluntary retirement expenditure at iron ore business.

6	In respect of the Company’s Iron Ore Division:

a) The Company has resumed mining operations at Karnataka on December 28, 2013 and produced 1.5 mt during the year.

b) Subsequent to the year end, the Honorable Supreme Court (Supreme Court) vide its judgment dated April 21, 2014 has lifted the ban on mining in the State of Goa, subject to certain conditions, inter-alia, the formulation of the state policy for mining leases and renewals, resumption of mining activities in the State of Goa with an interim annual excavation of 20 million tonnes and no mining operations can be carried out until renewal/execution of mining lease deeds by the state government. It has also directed that out of the sale proceeds of the e-auction of excavated ore leaseholders to be paid average cost of excavation of iron ore, and the balance amounts are to be allocated amongst various affected stakeholders and unallocated amounts to be appropriated to the State Government. The Company is of the view that its carrying value of inventories as at the Balance Sheet date would not be less than the realisation proceeds in terms of the said judgement and accordingly the iron ore inventories as at the balance sheet date have been carried at cost.

7	In respect of the Company’s Aluminium Division:

a) The Ministry of Environment and Forests (“MOEF”) has rejected the grant of stage II forest clearance for the Niyamgiri mining project of Orissa Mining Corporation Limited (“OMC”), which is one of the sources for supply of bauxite to the alumina refinery at Lanjigarh. In terms of the Memorandum of Understanding with the Government of Orissa (through OMC), 150 million tonnes of bauxite is required to be made available to the Company. The Company is also considering sourcing bauxite from alternate sources to support the existing and expanded refinery operations.

b) With regard to the expansion project at Lanjigarh, the Company’s fresh application for environmental clearance is under process and in the meantime the expansion plans are on hold.

The above matters are critical to the planned operations of the Company. The management expects that with the timely support of relevant authorities, the above matters will be satisfactorily resolved.

8	The Board of Directors and the Shareholders of Cairn India, the Company’s subsidiary, have approved a proposal for buy back of its equity share at a price not exceeding Rs 335 per equity share, for an aggregate amount not exceeding Rs 5,725 Crore. The buy back, which commenced on January 23, 2014, is being done from open market other than from promoters and persons in control. During the year, Cairn India has bought back and extinguished 32,70,549 equity shares of face value of Rs 10/- each for a total consideration of Rs 105.53 Crore.

9	During the current year, Cairn India has decided to measure all its outstanding stock option liabilities using the Fair value method (Black-Scholes) as against the previously followed Intrinsic value method. Accordingly, the stock option charge for the year ended March 31 2014 is higher by Rs 170.35 Crore and profit after tax is lower by Rs 152.76 Crore.

10	The Company has opted to publish only Consolidated Financial results. Standalone results of the Company are available on Company’s website www.sesasterlite.com. Additional information on standalone basis are as follows:

(Rs in Crore)

	Quarter ended			Year ended
Particulars	31.03.2014 (Audited) (Refer note 11)	31.12.2013 (Unaudited)	31.03.2013 (Audited) (Refer note 11)	31.03.2014 (Audited)	31.03.2013 (Audited)
Net Sales / Income from Operations	8,892.92	8,219.57	287.64	28,377.60	2,325.70
Exchange (gain) / loss - (net)	(175.91)	(115.50)	(17.82)	527.97	58.18
Profit / (loss) before tax and exceptional items	(290.01)	405.18	(251.71)	(940.77)	66.70
Exceptional items	130.88	—	—	130.88	9.71
Profit / (loss) after exceptional items and before tax	(420.89)	405.18	(251.71)	(1,071.65)	56.99
Profit / (loss) after exceptional items and tax	(326.11)	856.49	(174.93)	1,076.09	120.77

11	The figures for the quarter ended March 31, 2014 and March 31, 2013 are the balancing figures between audited figures in respect of the full financial year and the year to date figures up to the third quarter ended December 31, 2013 and December 31, 2012 respectively.

12	Previous Period / Year figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

13	Additional information by way of a press release and proforma numbers (not reviewed by statutory auditors) are available on Company’s website www.sesasterlite.com.

By Order of the Board

Place:	Mumbai	Navin Agarwal
Dated :	April 29, 2014	Executive Chairman

SESA STERLITE LIMITED (formerly Sesa Goa Limited)

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa-403001

STATEMENT OF AUDITED STANDALONE RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2014

PART I	(Rs in Crore except as stated)

		Quarter ended					Year ended
S. No.	Particulars	31.03.2014 (Audited) (Refer note 7)		31.12.2013 (Unaudited)	31.03.2013 (Audited) (Refer note 7)		31.03.2014 (Audited)	31.03.2013 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	8,892.92		8,219.57	287.64		28,377.60	2,325.70

	b) Other operating income	40.21		55.09	4.46		158.93	21.93

	Total income from operations (net)	8,933.13		8,274.66	292.10		28,536.53	2,347.63

2	Expenses

	a) Cost of materials consumed	5,564.00		5,996.60	115.48		17,945.59	224.59

	b) Purchases of stock-in-trade	143.94		79.16	(0.05)		819.25	105.78

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	458.86		(477.07)	(20.26)		(556.86)	(205.77)

	d) Employee benefits expense	135.67		140.34	46.24		559.08	184.62

	e) Depreciation and amortisation expense	401.53		403.87	72.37		1,504.79	147.91

	f) Power and fuel charges	1,050.77		1,124.10	157.05		4,673.67	557.48

	g) Exchange (gain) / loss - (net)	(175.91)		(115.50)	(17.82)		527.97	58.18

	h) Other expenses	793.02		545.23	24.79		2,255.91	1,080.90

	Total expenses	8,371.88		7,696.73	377.80		27,729.40	2,153.69

3	Profit / (loss) from operations before other income, finance costs and exceptional items	561.25		577.93	(85.70)		807.13	193.94

4	Other income	115.00		773.56	6.77		1,817.06	341.99

5	Profit / (loss) from ordinary activities before finance costs and exceptional items	676.25		1,351.49	(78.93)		2,624.19	535.93

6	Finance costs	966.26		946.31	172.78		3,564.96	469.23

7	Profit / (loss) from ordinary activities after finance costs but before exceptional items	(290.01)		405.18	(251.71)		(940.77)	66.70

8	Exceptional items	130.88		—	—		130.88	9.71

9	Profit / (loss) from ordinary activities before tax	(420.89)		405.18	(251.71)		(1,071.65)	56.99

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	(94.78)		(451.31)	(76.78)		(2,147.74)	(63.78)

11	Net profit / (loss) from ordinary activities after tax	(326.11)		856.49	(174.93)		1,076.09	120.77

12	Extraordinary items (net of tax expense)	—		—	—		—	—

13	Net profit / (loss) for the period	(326.11)		856.49	(174.93)		1,076.09	120.77

14	Paid-up equity share capital (face value of Re 1 each)	296.50		296.50	86.91		296.50	86.91

15	Reserves excluding revaluation reserves as per balance sheet						33,382.32	12,936.88

16	Earnings per share (Rs) (* not annualised)

	-Basic	(1.10	) *	2.89 *	(2.01	) *	3.67	1.39

	-Diluted	(1.28	) *	2.75 *	(2.01	) *	3.67	1.39

17	a) Debt to equity ratio						0.53	—

	b) Debt service coverage ratio						0.21	—

	c) Interest service coverage ratio						0.61	—

PART II - Select Information

		Quarter ended			Year ended
S. No.	Particulars	31.03.2014	31.12.2013	31.03.2013	31.03.2014	31.03.2013
A	PARTICULARS OF SHAREHOLDING

1	Public Shareholding (excluding shares against which ADRs are issued)

	- Number of Shares	1,086,220,062	1,078,901,870	389,987,804	1,086,220,062	389,987,804

	- Percentage of Shareholding	36.64%	36.39%	44.87%	36.64%	44.87%

2	Promoters & Promoter Group Shareholding (Excluding shares against which ADRs are issued) $

(a)	Pledged/Encumbered

	- Number of Shares	—	—	—	—	—

	- Percentage of shares	—	—	—	—	—

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	—	—	—	—	—

	(as a % of the total share capital of the Company)

(b)	Non-encumbered

	- Number of Shares	1,629,343,945	1,629,343,945	479,113,619	1,629,343,945	479,113,619

	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	54.96%	54.96%	55.13%	54.96%	55.13%

	(as a % of the total share capital of the Company)

$	The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on March 31, 2014.

The balance ADR of 5.05% represented by 149,817,772 equity shares are held by CITI Bank as custodian.

Allotment in respect of 330,384 equity shares to the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 31.03.2014
B	INVESTOR COMPLAINTS

	Pending at the beginning of the quarter	—

	Received during the quarter	2

	Disposed of during the quarter	2

	Remaining unresolved at the end of the quarter	—

(Rs in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	31.03.2014 (Audited) (Refer note 7)	31.12.2013 (Unaudited)	31.03.2013 (Audited) (Refer note 7)	31.03.2014 (Audited)	31.03.2013 (Audited)
1	Segment Revenue
a)	Copper	5,689.56	5,505.62	—	16,460.70	—
b)	Iron Ore	6.21	5.56	11.12	25.29	1,463.13
c)	Aluminium	2,130.41	1,836.54	—	7,546.97	—
d)	Power	539.47	595.47	—	2,735.20	—
e)	Others	692.15	427.61	388.22	2,178.25	1,328.01

	Total	9,057.80	8,370.80	399.34	28,946.41	2,791.14

Less:	Inter Segment Revenues	164.88	151.23	111.70	568.81	465.44

	Net Sales/Income from Operations	8,892.92	8,219.57	287.64	28,377.60	2,325.70

2	Segment Results
	(Profit / (loss) before tax & interest)
a)	Copper	352.40	302.86	—	873.18	—
b)	Iron Ore	(107.46)	(63.63)	(40.14)	(324.17)	281.06
c)	Aluminium	232.99	139.76	—	503.87	—
d)	Power	(114.51)	79.54	—	250.29	—
e)	Others	18.64	24.98	(23.53)	48.83	(77.40)

	Total	382.06	483.51	(63.67)	1,352.00	203.66

Less:	Finance costs	966.26	946.31	172.78	3,564.96	469.23
Add:	Other unallocable income net off expenses	294.19	867.98	(15.26)	1,272.19	332.27
Less:	Exceptional items	130.88	—	—	130.88	9.71

	Profit / (loss) before tax	(420.89)	405.18	(251.71)	(1,071.65)	56.99

3	Capital Employed
a)	Copper	4,751.79	5,277.26	—	4,751.79	—
b)	Iron Ore	1,634.42	1,611.57	1,487.37	1,634.42	1,487.37
c)	Aluminium	28,816.92	29,111.07	—	28,816.92	—
d)	Power	7,384.42	7,406.70	—	7,384.42	—
e)	Others	1,177.02	1,153.54	1,025.66	1,177.02	1,025.66
f)	Unallocated	(10,085.75)	(10,082.52)	10,510.76	(10,085.75)	10,510.76

	Total	33,678.82	34,477.62	13,023.79	33,678.82	13,023.79

The main business segments are (a) Copper which consist manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore (c) Aluminium which consist of manufacturing of alumina and various aluminium products (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment which comprise of pig iron and metallurgical coke. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

STATEMENT OF ASSETS & LIABILITIES

	(Rs in Crore)

Particulars	As at 31.03.2014 (Audited)	As at 31.03.2013 (Audited)
A EQUITY AND LIABILITIES

1 Shareholders’ Funds

a) Share capital	296.50	86.91
b) Reserves and surplus	33,382.32	12,936.88

Sub total - Shareholders’ funds	33,678.82	13,023.79

2 Non-current liabilities

(a) Long-term borrowings	20,534.22	1,179.16
(b) Deferred tax liabilities (Net)	—	10.40
(c) Other Long term liabilities	393.33	2.32
(d) Long-term provisions	2.26	1.81

Sub total - Non-current liabilities	20,929.81	1,193.69

3 Current liabilities
(a) Short-term borrowings	13,234.09	3,651.91
(b) Trade payables	2,413.30	244.30
(c) Other current liabilities	12,417.39	280.74
(d) Short-term provisions	816.27	40.88

Sub total - Current liabilities	28,881.05	4,217.83

TOTAL - EQUITY AND LIABILITIES	83,489.68	18,435.31

B ASSETS

1 Non-current assets
(a) Fixed assets	39,911.36	1,917.89
(b) Non-current investments	22,419.11	14,565.86
(c) Long-term loans and advances	9,905.52	454.89
(d) Other non-current assets	104.40	—

Sub total - Non-current assets	72,340.39	16,938.64

2 Current assets
(a) Current investments	348.08	127.70
(b) Inventories	5,678.70	756.02
(c) Trade receivables	1,303.65	140.44
(d) Cash and bank balances	2,110.36	24.88
(e) Short-term loans and advances	1,283.44	292.44
(f) Other current assets	425.06	155.19

Sub total - Current assets	11,149.29	1,496.67

TOTAL - ASSETS	83,489.68	18,435.31

Notes:-

1	The above results for the quarter and year ended March 31, 2014 have been reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on April 29, 2014.

2	The Board of Directors have declared a final dividend of 175% which is Rs 1.75 per equity share in its meeting held on April 29, 2014. The total dividend (including interim dividend) for the financial year 2013-14 is 325% which is Rs 3.25 per equity share.

3	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) has been sanctioned by the Honourable High Court of Madras vide its order dated July 25, 2013 and the High Court of Judicature of Bombay at Goa vide its order dated April 2, 2013. The Scheme became effective for Sterlite, Ekaterina and Malco on August 17, 2013; and for SEL and VAL the Scheme became effective on August 19, 2013. The Scheme has been given effect to in the quarter ended September 30, 2013.

Consequent to the effectiveness of the Scheme as above, the results for the quarter and year ended March 31, 2014; and the figures in respect of earnings per share, are not comparable with previous / comparable periods presented.

Subsequent to, the effectiveness of the Scheme, a Special Leave Petition challenging the order of the High Court of Judicature of Bombay at Goa has been filed by the income tax department, and a creditor and a shareholder have challenged the Scheme in the High Court of Madras. The said petitions are pending for admission/hearing.

4	Exceptional items for the quarter and year ended March 31, 2014 include Rs 66.84 Crore provision recognised for unused assets at Niyamgiri mine and Rs 64.04 Crore payment made pursuant to amendment during the year under Land Revenue Code for regulating mining dumps at Goa. The previous year amount of Rs 9.71 Crore refers to voluntary retirement expenditure at iron ore business.

5	In respect of the Company’s Iron Ore Division:

a) The Company has resumed mining operations at Karnataka on December 28, 2013 and produced 1.5 mt during the year.

b) Subsequent to the year end, the Honorable Supreme Court (Supreme Court) vide its judgment dated April 21, 2014 has lifted the ban on mining in the State of Goa, subject to certain conditions, inter-alia, the formulation of the state policy for mining leases and renewals, resumption of mining activities in the State of Goa with an interim annual excavation of 20 million tonnes and no mining operations can be carried out until renewal/execution of mining lease deeds by the state government. It has also directed that out of the sale proceeds of the e-auction of excavated ore leaseholders to be paid average cost of excavation of iron ore, and the balance amounts are to be allocated amongst various affected stakeholders and unallocated amounts to be appropriated to the State Government. The Company is of the view that its carrying value of inventories as at the Balance Sheet date would not be less than the realisation proceeds in terms of the said judgement and accordingly the iron ore inventories as at the balance sheet date have been carried at cost.

6	In respect of the Company’s Aluminium Division :

a) The Ministry of Environment and Forests (“MOEF”) has rejected the grant of stage II forest clearance for the Niyamgiri mining project of Orissa Mining Corporation Limited (“OMC”), which is one of the sources for supply of bauxite to the alumina refinery at Lanjigarh. In terms of the Memorandum of Understanding with the Government of Orissa (through OMC), 150 million tonnes of bauxite is required to be made available to the Company. The Company is also considering sourcing bauxite from alternate sources to support the existing and expanded refinery operations.

b) With regard to the expansion project at Lanjigarh, the Company’s fresh application for environmental clearance is under process and in the meantime the expansion plans are on hold.

The above matters are critical to the planned operations of the Company. The management expects that with the timely support of relevant authorities, the above matters will be satisfactorily resolved.

7	The figures for the quarter ended March 31, 2014 and March 31, 2013 are the balancing figures between audited figures in respect of the full financial year and the year to date figures upto the third quarter ended December 31, 2013 and December 31, 2012 respectively.

8	Previous Period / Year figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

9	Formulae for computation of ratios are as follows:

Debt equity ratio =	Debt /(debt + paid up equity capital + reserves and surplus)

Debt service coverage ratio =	Earnings before interest and tax /(interest expense + principal payments during the period for long term loans)

Interest service coverage ratio =	Earnings before interest and tax / interest expense

By Order of the Board

Place: Mumbai	Navin Agarwal

Dated : April 29, 2014	Executive Chairman